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[M. A. HANNA COMPANY LOGO]                                         [GEON LOGO]

                               Filed by M. A. Hanna Company and The Geon Company
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

              Subject Companies: M.A. Hanna Company (Commission File No. 1-5222)
                              and The Geon Company (Commission File No. 1-11804)



                                                         N E W S   R E L E A S E


                     GEON AND M.A. HANNA ANNOUNCE EXPIRATION
                           OF ANTITRUST WAITING PERIOD

For Immediate Release
---------------------

CLEVELAND, OHIO - JULY 20, 2000 - The Geon Company (NYSE: GON) and M.A. Hanna Company (NYSE: MAH: CHICAGO) announced today that the waiting period for government antitrust review of the proposed combination expired without any government action or inquiry. Accordingly, the parties will be free to consummate the transaction upon completion of other regulatory and procedural matters.

Geon and M.A. Hanna completed a definitive consolidation agreement, which both companies' boards of directors approved on May 7, 2000, the day before the proposed combination was announced. Geon and M.A. Hanna shareholders will be asked to approve the combination, although dates for shareholder meetings have not yet been announced. The closing of the transaction is anticipated in the third quarter.

Initially, PolyOne(TM) Corporation, the proposed name of the new company, will have annual revenues OF approximately $3.5 billion. The company will have more than 10,000 employees, 80 manufacturing sites, and an extensive distribution network worldwide. Corporate headquarters will be consolidated at a site in Greater Cleveland.

The Geon Company is a leading North American-based polymer services and technology company with operations in vinyl compounds, specialty vinyl resins and formulations, engineered films, and other value-added products and services. Headquartered in Avon Lake, Ohio, The Geon Company and its subsidiaries employ more than 3,200 people and have 30 manufacturing plants in the United States, Canada, England and Australia, and joint ventures in the United States, England, Australia, Singapore and Colombia. Information on the Company's


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products and services, as well as news releases, EDGAR filings, Form 10-K, 10-Q, etc. is available on the Internet at http://www.geon.com.

M.A. Hanna Company, headquartered in Cleveland, is a $2.3 billion international specialty polymers company focused on the plastics and rubber industries through its operations in North America, Europe and Asia. Its primary businesses are plastic compounding and color and additive systems, rubber compounding and additives, and distribution of plastic resins and engineered plastic shapes. Information on the company's products and services, as well as investor presentations and details of its financial performance, is available at http://www.mahanna.com.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
This release contains statements concerning trends and other forward-looking information affecting or relating to Geon and M.A. Hanna and their respective industies that are intended to qualify for the protections afforded "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. In particular, statements regarding the proposed transaction described in this release are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: (1) the risk that the M.A. Hanna and Geon businesses will not be integrated successfully; (2) inability to achieve or delays in achieving savings related to business consolidation and restructuring programs; (3) unanticipated delays in achieving or inability to achieve cost reduction and employee productivity goals; (4) costs related to the proposed transaction; (5) inability to obtain, or meet conditions imposed for, governmental approvals for the merger; (6) fluctuations in raw material prices and supply, in particular fluctuations outside the normal range of industry cycles; (7) failure of the Geon or M.A. Hanna stockholders to approve the proposed transaction; (8) and unanticipated costs or difficulties in the operation of Oxy Vinyls, LP.

In connection with the business combination transaction, Geon and M.A. Hanna have filed a joint proxy statement/prospectus and other documents with the Securities and Exchange Commission. Geon and M.A. Hanna expect to send the joint proxy statement/prospectus to their respective stockholders seeking their approval of the proposed business combination transaction. We urge investors and stockholders to read the definitive joint proxy statement/prospectus carefully when it is available. The joint proxy statement/prospectus will contain important information about the resulting company, Geon, M.A. Hanna, the proposed business combination transaction, and related matters. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and these documents, once available, as well as other filings made by Geon and M.A. Hanna with the Commission, through the website maintained by the Commission at http://www.sec.gov. Free copies of the joint proxy statement/prospectus and these other



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documents, once available, may also be obtained by Geon stockholders by directing a request to Geon at One Geon Center, Avon Lake, Ohio 44012 Attention:
Corporate Secretary, and by M.A. Hanna stockholders by directing a request to M.A. Hanna at Suite 36-5000, 200 Public Square, Cleveland, Ohio 44114 -2304,
Attention: Corporate Secretary.

M.A. Hanna, its directors, executive officers and certain other members of management and employees may be soliciting proxies from M.A. Hanna stockholders in favor of the consolidation. Information concerning the participants in the solicitation is set forth in the Current Report on Form 8-K filed by M.A. Hanna with the SEC on May 8, 2000.

Geon, its directors, executive officers and certain other members of management and employees may be soliciting proxies from Geon stockholders in favor of the consolidation. Information concerning the participants in the solicitation is set forth in the Current Report on Form 8-K filed by Geon with the SEC on May 8, 2000.

Geon Media & Investor Contact:          Dennis Cocco

                                        Vice President, Corporate & Investor
                                        Affairs

                                        The Geon Company

                                        (440) 930-1538

M.A. Hanna Media & Investor Contact:    Christopher Farage
                                        Director, Investor Relations
                                        M.A. Hanna Company
                                        (216) 589-4085

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